UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. _)

One E-Commerce Corporation
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 68231C101
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 900 Third Avenue, 5th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68231C101	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Islet Sciences, Inc. 27-2501248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,475,844(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,475,844(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,475,844(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%
14	TYPE OF REPORTING PERSON* CO

(1)  Includes 30,573,664 shares of common stock issuable upon conversion of the convertible promissory notes.

CUSIP No. 68231C101	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John F. Steel IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,475,844(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,475,844(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,475,844(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.8%
14	TYPE OF REPORTING PERSON* IN

(1)  Includes 30,573,664 shares of common stock issuable upon conversion of the convertible promissory notes.

CUSIP No. 68231C101	13D	Page 4 of 8 Pages

Item 1.    Security and Issuer.
This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of One E-Commerce Corporation, a Nevada corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 1370 Avenue of the Americas, New York, New York 10019.

Item 2.    Identity and Background.

(a)  This Statement on Schedule 13D is jointly filed by each of the following persons (the "Reporting Persons"):

(i) Islet Sciences, Inc., a Nevada corporation (“ISI”);

(ii) Mr. John F. Steel IV, executive officer, director and shareholder of ISI.

(b)  The business address of the Reporting Persons is 1370 Avenue of the Americas, New York, New York 10019.

(c)  Mr. Steel is an executive officer, director and shareholder of ISI.

(d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) ISI is a Delaware corporation. Mr. Steel is a U.S. citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

On September 22, 2011, ISI acquired 9,902,180 shares of Common Stock and certain convertible promissory notes in the aggregate principal amount of $514,458 convertible into 30,573,664 shares of Common Stock for an aggregate purchase price of $250,000 paid from the ISI’s working capital pursuant to a stock purchase agreement dated September 15, 2011 by and between ISI and Mr. John Welch (the “Purchase Agreement”).

CUSIP No. 68231C101	13D	Page 5 of 8 Pages

Item 4.    Purpose of Transaction.

ISI acquired 9,902,180 shares of Common Stock and certain convertible promissory notes in the aggregate principal amount of $514,458 convertible into 30,573,664 shares of Common Stock as described in Item 3 herein.

Effective September 22, 2011, (i) Mr. Welch resigned as the Chief Executive Officer, Secretary and Treasurer of the Company, (ii) Mr. Harry Nass resigned as the Chief Financial Officer and President of the Company, and (iii) Mr. John Steel was appointed as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and as a director of the Company.  At the closing Messrs. Welch and Hass submitted to the Company their resignations as directors of the Company which resignations became effective on October 3, 2011.

Following the closing, and pursuant to the Purchase Agreement, ISI has agreed to cause the Company to enter into a share exchange agreement with the shareholders of ISI pursuant to which the Company will acquire all of the outstanding equity interests of ISI in exchange for the issuance of shares of the Company’s Common Stock to the shareholders of ISI (“Reverse Merger Transaction”).  As part of the Reverse Merger Transaction, the shares of Common Stock and the notes acquired by ISI pursuant to the Purchase Agreement will be cancelled. In addition, the Company expects to close a private placement after the Reverse Merger Transaction. As a result of the Reverse Merger Transaction, the Company will control ISI.

Except as described above, none of the Reporting Persons has plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 68231C101	13D	Page 6 of 8 Pages

Item 5.    Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 40,475,844 shares of Common Stock including 30,573,664 shares of Common Stock issuable upon conversion of the convertible notes, which represent approximately 82.8% of 18,317,200 shares of Common Stock outstanding as of February 14, 2011 as reported in the Company’s information statement on Schedule 14F-1 that was filed on September 22, 2011.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated as of October 6, 2011 by and between Mr. Steel and ISI.

CUSIP No. 68231C101	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 2011

Islet Sciences, Inc.

By:	/s/ John Steel
Name: John Steel
Title: President

/s/ John Steel
John Steel

CUSIP No. 68231C101	13D	Page 8 of 8 Pages

JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of One E-Commerce Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 6th day of October 2011.

Islet Sciences, Inc.

By:	/s/ John Steel
Name: John Steel
Title: President

/s/ John Steel
John Steel